Exhibit 99.1

Dejour Contracts Patterson Drilling & Halliburton for Kokopelli Development

Targeting Q2-2013 Liquids-Rich Production

Denver, Colorado, March 21, 2013 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, today provides an update on field operations at its 72% owned and operated Kokopelli project in Western Colorado.

The Company remains on schedule for the start-up of a new three well drilling program at Kokopelli before the end of March. Mobilization of Patterson-UTI (NASDAQ: PTEN) Rig #313 to Dejour’s Drill Pad 21-A has begun. At the conclusion of the three well program, the Company has contracted with Halliburton (NYSE: HAL) to commence completion of all four wells (including Federal Well 6-7-16-21 which was drilled in November).

Dejour is currently finalizing a gas transportation and processing agreement with a major midstream operator in the Piceance. Under the terms of the agreement, Dejour will maintain ownership of all NGL’s recovered at the third party processing plant and sell both the NGL’s and the residual gas at the tailgate of the plant.

“We are beginning the process of converting the Kokopelli asset from a proven undeveloped and probable reserve to a proven developed producing reserve that we expect to grow with time to over a net 120 BCF natural gas with 15 MM barrels of condensate/liquids in the Williams Fork,” says Harrison Blacker, Dejour COO.

Of significant interest to the Company are recent activities targeting the deeper Niobrara-Mancos zones in proximity to Dejour leaseholds within the Piceance Basin.

A recent announcement by WPX Energy (NYSE: WPX) of a successfully completed Lower Mancos (Niobrara) Hz producer, in Garfield County, states that a new producer has averaged 12 MMCF/d of restricted flow production during the first 30 days. WPX further announced its intention to drill 2 additional Hz wells in 2013 adding that the encouraging production results of these new wells indicate that the Piceance Basin recoveries, including the Niobrara-Mancos, offer the potential to at least double the Company’s net reserves in the Piceance.

“We are also very excited about the activities of a Texas based E&P company currently testing a 4,600’ horizontal leg of an 11,700’ deep Mancos well less than 5 miles to the west of our Kokopelli location,” Blacker continues.

Dejour has over 7,500 net acres of land prospective for Niobrara-Mancos contingent resources in this Basin. The WPX well is situated between Dejour’s Kokopelli and Roan Creek leaseholds.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin and environs (approximately 129,000 net acres) and Peace River Arch regions (approximately 8,500 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward- looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

BOE Presentation: Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil. The term “BOE” may be misleading if used in isolation. A BOE conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Total BOEs are calculated by multiplying the daily production by the number of days in the period.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Craig Allison
598 – 999 Canada Place,	Investor Relations – New York
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050; Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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